EXHIBIT 99.1

POET Technologies Introduces “POET Infinity” – a Chiplet-based Transmitter Platform for 400G, 800G and 1.6T Data Center Solutions

To Demonstrate POET Infinity at OFC Conference in San Diego from March 7-9

TORONTO, March 02, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced “POET Infinity™”, a chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions. POET will showcase a live demonstration of early samples at the 2023 Optical Fiber Communication Conference and Exhibition (OFC) in San Diego from March 7-9 in Booth #5311.

The POET Infinity chiplet incorporates 100G PAM4 directly modulated lasers (DML), DML drivers and an integrated optical multiplexer for a complete 400GBASE-FR4 transmitter solution on a chip. The small size of the chiplet and a daisy chain architecture enable side-by-side placement of multiple chiplets to achieve 800G and 1.6T speeds. Pluggable transceiver customers can use two Infinity chiplets to achieve 800G in a 2xFR4 transmitter in a QSFP-DD or OSFP package, or use four Infinity chiplets for 1.6T 4xFR4 solutions in an OSFP-XD package. The POET Infinity product line carries forward POET’s differentiation of all passive alignments and monolithically integrated waveguides, multiplexers and demultiplexers, which translates to lower cost, power and ease of assembly benefits to customers.

“Our entire team has worked hard on this project, and we are thrilled with the early test results of this unique platform that is expected to be widely embraced by transceiver module manufacturers and the data center market,” said Suresh Venkatesan, Chairman & CEO of POET. “DML lasers have proven to be the most reliable and cost-effective solution for high volume deployments, and the POET Optical Interposer enables close integration of electronics and photonics within the chip and the module for exceptional performance at super-high data rates. We are grateful to Lumentum for all of the support they have provided to POET to make their most advanced 56GBaud DML lasers a key part of our market-leading project.”

The Company plans to highlight the small size of the Infinity optical chiplets in an 800G QSFP-DD transceiver module at the upcoming OFC Exhibition. The transceiver module will have an 800G Receive Optical Engine with integrated TIA and two Infinity chiplets along with an 800G digital signal processor (DSP) on a QSFP-DD printed circuit board and mechanical housing, demonstrating the ease of assembly and close integration of the transceiver components.

Members of POET’s engineering team will be hosting live demonstrations of several POET products and the executive management team will be available to meet with journalists and industry analysts during OFC 2023. Those who wish to request a meeting with the Company should send an email to POET-PR@sheltongroup.com.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland POET-PR@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the demonstration of its products at exhibitions, and the capability, functionality, performance and cost of the Company’s technology, as well as the timing and inclusion of its technology in customer’s current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding its attendance at certain exhibitions, its ability to perform live demonstration of its products and the attendance and interest from customers and analysts. Actual results could differ materially due to a number of factors, including, without limitation, the failure of the Company to attend exhibitions, the ability to perform live demonstrations, the attractiveness of its product offerings and technology to customers and analysts. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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